EXHIBIT 21.1

LIST OF SUBSIDIARIES

NAME		JURISDICTION	OWNERSHIP
1.	Gaming & Entertainment Technology Pty Limited	Australia	100%
2.	Gaming & Entertainment Limited	United Kingdom	100%
3.	G.E.T. (Holdings) Limited	Malta	100%